EXHIBIT D-5


                                  STATE OF IOWA

                             DEPARTMENT OF COMMERCE

                                 UTILITIES BOARD

IN RE:

IES UTILITIES INC. and INTERSTATE            DOCKET NO. SPU-00-10
POWER COMPANY

                ORDER TERMINATING DOCKET AND APPROVING SETTLEMENT
                           (Issued September 12, 2000)

                               PROCEDURAL HISTORY

     On June 14, 2000, IES Utilities Inc. (IES) and Interstate Power Company (Interstate), hereinafter collectively referred to as Applicants, filed with the Utilities Board (Board) a proposal for reorganization pursuant to Iowa Code ss.ss. 476.76 and 476.77 (1999). Applicants are both public utility subsidiaries of Alliant Energy, Inc. Applicants propose that Interstate Power Company will merge into IES Utilities Inc. with the surviving corporation renamed Interstate Power and Light Company (Interstate Power and Light).

     Applicants and the Consumer Advocate Division of the Department of Justice (Consumer Advocate) filed a proposed settlement on July 14, 2000. On July 21, 2000, the Board issued an order commencing an investigation and establishing a procedural schedule. In addition to Consumer Advocate, Equistar Chemical L.P. (Equistar), Archer Daniels Midland Company (ADM), and Ag Processing Inc (Ag Processing) were granted intervenor status. The industrial intervenors are not signatories to the settlement agreement. All parties submitted prefiled


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testimony. A hearing on the proposed reorganization and settlement was held on
August 30, 2000. All parties had the opportunity to submit simultaneous briefs.

                                   SETTLEMENT

     Applicants and Consumer Advocate filed a proposed settlement agreement on July 14, 2000. The terms of the settlement state it will not become effective unless approved by the Board in its entirety without condition or modification. The settlement provides:

     1. Interstate Power and Light and any successors agree to abide by all commitments made by IES, Interstate, and WPL Holdings, Inc. (WPL), in Docket No. SPU-96-6.

     2. Interstate Power and Light and any successors agree to abide by all terms and conditions of all Board orders in Docket No. SPU-96-6.

     3. Interstate Power and Light and any successors agree to seek Board approval for a reasonable utility capital structure if its common equity levels decrease below certain specified levels.

     In Docket No. SPU-96-6, the Board by order issued September 26, 1997, allowed to go forward by operation of law a reorganization involving IES Industries Inc., Interstate, and WPL. In that reorganization, IES Industries and WPL, the parent holding companies of IES and Wisconsin Power and Light, respectively, merged with Interstate to form a single holding company that later became known as Alliant Energy. Significant commitments were made by the applicants in Docket No. SPU-96-6, and it is important that these commitments are reaffirmed by the proposed settlement agreement. These commitments noted in the Board's orders include an Iowa rate freeze until April 2002, no


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disproportionate employment impacts on Iowa as compared to other states involved in the merger, and various agreements not to claim federal preemption under the Service and Coordination Agreements.

                                STATUTORY FACTORS

     Iowa Code ss. 476.77(3) lists the following factors that the Board may consider in its review of a proposal for reorganization:

     a. Whether the board will have reasonable access to books, records, documents, and other information relating to the public utility or any of its affiliates.

     b. Whether the public utility's ability to attract capital on reasonable terms, including the maintenance of a reasonable capital structure, is impaired.

     c. Whether the ability of the public utility to provide safe, reasonable, and adequate service is impaired.

     d. Whether ratepayers are detrimentally affected.

     e. Whether the public interest is detrimentally affected.

The standards for review in section 476.77 indicate the important questions are the impacts of the reorganization on the utility's ability to attract capital, the utility's ratepayers, and the public interest generally.

     The Board will discuss each of the five statutory factors. Ratepayer impact will be discussed in a separate section following the discussion of the other four factors because this criteria relates to the issues raised by industrial intervenors Equistar, ADM, and Ag Processing.

     In reviewing this reorganization, the Board finds that it will continue to have reasonable access to books and records. The books of the new company, Interstate Power and Light, will be located in Cedar Rapids and the Board will have the same access it does now to Applicants' books and records. In addition,


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Interstate Power and Light will continue to follow the Federal Energy Regulatory
Commission's Uniform System of Accounts after the reorganization. (Tr. 9).

     Interstate Power and Light's ability to attract capital on reasonable terms, including the maintenance of a reasonable capital structure, will not be impaired. No new entity requiring financing is being created as a result of the reorganization. From a financial perspective, all that is happening is that existing financings will be in one corporate entity under the Alliant Energy holding company structure rather than two. (Tr. 14). In addition, the settlement between Applicants and Consumer Advocate includes additional financial protections. The settlement provides for notification and, in some instances, Board approval if common equity levels fall below 42 percent.

     There was no evidence to indicate Applicants' ability to provide safe, reasonable, and adequate service would be impaired by the reorganization. (Tr.
16). Applicants have a statutory duty, pursuant to Iowa Code ss. 476.2(5), to maintain adequate personnel within the state for the delivery of safe and adequate service. Applicants in the settlement also reaffirmed their commitment that there would be no disproportionate employment impacts in Iowa.

     Finally, no evidence was presented to support a finding that the public interest will be detrimentally affected by this reorganization. Applicants' witness Doyle testified the merger is a natural progression of the Alliant Energy reorganization. The reorganization will allow the utilities to achieve cost savings with no adverse consequences for customers or shareholders. (Tr.
15).


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                                RATEPAYER IMPACT

     Applicants' witness Doyle testified the proposed reorganization will enable Interstate Power and Light to maintain low rates and a high level of customer service. In addition, he said Interstate Power and Light would be able to improve the efficiency of products and services. The reorganization is expected to generate, over the next ten years, savings with a net present value of $2.7 million. (Tr. 16).

     Equistar, ADM, and Ag Processing all expressed concerns about any future consolidation of rates. All three industrial intervenors are located in Interstate Power's service territory. The intervenors' rates are lower than rates for IES' northern zone but higher than rates for the southern zone. Equistar and ADM oppose the reorganization; Ag Processing did not oppose the reorganization but merely wanted to highlight rate issues.

     Equistar and ADM argue the reorganization presents a significant potential for harm to Interstate's ratepayers that far outweighs what the intervenors characterize as virtually nonexistent savings. Equistar and ADM fear that approval of the reorganization will lead to rate consolidation between the various rate zones, resulting in higher rates for Interstate's former customers.

     The Board in reorganization proceedings has consistently said it will not decide rate issues in a reorganization docket but will consider such issues in a rate case proceeding. See Iowa Resources Incorporated and Midwest Energy Company,Docket No. SPU-90-5, "Order Terminating Docket," p. 5 (July 2, 1990). As recently as the CalEnergy/MidAmerican reorganization, the Board said:

     The Board will not decide issues relating to any future proposed acquisition adjustment or capital costs in this proceeding. These issues


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     are best left for argument in a future rate case or other appropriate proceeding. CalEnergy Company, Inc., et al., Docket No. SPU-98-8, "Order," (February 17, 1999).

     The Board is not persuaded to change this long-held view. While the Board recognizes that all customers are wary of future electric rate increases, it is important to note that no rate changes are being proposed and none will result from this reorganization proceeding. (Tr. 16, 35). The intervenors' fear that the merging of Applicants' accounting systems subsequent to the merger will not allow for rate differentials between current rate zones is unfounded. Rate zones in merged utilities have been maintained for many years. For example, IES maintains a separate rate zone for former customers of Iowa Southern Utilities Company almost ten years after the merger of those two utilities. (Tr. 48-49).

     The industrial intervenors' arguments ignore potential benefits from being part of a larger, more diversified utility, by focusing solely on existing rates. For example, customers of a larger utility should be able to better absorb, with less negative impact on rates, the construction of a new power plant or government-mandated environmental clean up. A higher level of customer service and improved efficiency of products and services should also result. (Tr. 16).

     While the quantifiable benefits from this merger do not approach the projected present value merger benefits of $441 million in Docket No. SPU-96-6, they are nonetheless significant. The statute does not require that there be significant or substantial benefit to ratepayers, but only that ratepayers not be "detrimentally affected." The rate impact raised by intervenors is speculative at best because rates will not change until there is a rate


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proceeding. While Applicants' goal may be a merger of rates some time in the future, no timetable has been set and any rate changes will have to be approved by the Board. (Tr. 35, 47). Applicants have satisfied the Board that this reorganization will have no detrimental ratepayer impact.

     In summary, this reorganization proceeding is not about rates. The record in these proceedings is not sufficient to determine rates and, in addition, rate proceedings generally attract interest from customer intervenor groups in addition to the companies represented here. Such groups are not usually active in reorganization proceedings because rate issues are not being decided in these proceedings. Finally, the Board must decide reorganization cases in no more than 180 days. Rate cases, which have a ten-month deadline, cannot be fully considered in the short time for reorganization review.

                             CHANGES TO THE PROPOSAL

     The Board understands that to date no material conditions or changes to Applicants' proposal have been imposed by any other state or federal agency reviewing this reorganization. The Board will reach its conclusions based upon the reorganization proposal and settlement submitted to it. Any material changes in the proposed reorganization may change the basis for the conclusions the Board has reached and may require submission of a revised proposal. Therefore, if there are any material changes to the proposed reorganization, Applicants will be required to file a copy of those changes with the Board, including an analysis of the impact of the changes. The Board will then determine whether a new proposal for reorganization must be filed.


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                                   CONCLUSION

     Based upon the testimony and evidence filed pursuant to Iowa Code ss.
476.77 (1999) and 199 IAC chapter 32, including the settlement entered into by Applicants and Consumer Advocate, the Board finds the Applicants have established the proposed reorganization is not contrary to the interests of ratepayers and the public interest. The Board also finds the other statutory factors are satisfied. Therefore, the reorganization proposed by Applicants will be permitted to take place by operation of law and this docket will be terminated.

IT IS THEREFORE ORDERED:

     1. Docket No. SPU-00-10 is terminated. The application for reorganization filed by IES Utilities Inc. and Interstate Power Company on June 14,2000, as modified by the terms of the settlement filed on July 14, 2000, is not disapproved. The settlement is explicitly approved.

     2. Applicants shall promptly file with the Board any material changes to the proposed reorganization that occur prior to final closing of the reorganization. The filing shall include an analysis of the impact of any changes.

     3. Motions and objections not previously granted or sustained are denied or overruled. Any argument not specifically addressed in this order is rejected either as not supported by the evidence or as not being of sufficient persuasiveness to warrant comment.


                                             UTILITIES BOARD

                                             /s/ Allan T. Thoms

                                             /s/ Susan J. Frye


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ATTEST:
/s/ Judi K. Cooper                           /s/ Diane Munns
Executive Secretary, Deputy

Dated at Des Moines, Iowa, this 12th day of September, 2000.